                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _________________to _________________

         Commission File Number 1-4547 (Unilever N.V.)

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNICARE SAVINGS PLAN

                          UNILEVER UNITED STATES, INC.
                                 390 PARK AVENUE
                            NEW YORK, NEW YORK 10022


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  UNILEVER N.V.
                                    WEENA 455
                               3013 AL, ROTTERDAM
                                 THE NETHERLANDS

                                  UNILEVER PLC
                                 UNILEVER HOUSE
                                  BLACK FRIARS
                                 LONDON EC4 PBQ
                                     ENGLAND

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the UNICare Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2002                                 UNICare Savings Plan


                                              By: /s/ Stephen A. Pass
                                                  ------------------------
                                                  Stephen A. Pass
                                                  Director of Benefits

Unicare Savings Plan
Financial Statements
As of and for the years ended
December 31, 2001 and 2000

Unicare Savings Plan
Index
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Accountants                                           1

Financial statements:
   Statement of Net Assets Available for Plan Benefits
      As of December 31, 2001 and 2000                                      2

   Statement of Changes in Net Assets Available for Plan Benefits
      For the Years Ended December 31, 2001 and 2000                        3

   Notes to financial statements                                          4-11

                        Report of Independent Accountants


To the Participants and Administrator of the Unicare Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Unicare Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

June 7, 2002

                                                                               2
Unicare Savings Plan
Statement of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                               2001             2000
         Assets

         Investment in the Unilever United States, Inc.
           Master Savings Trust                           $1,206,370,241   $1,333,826,130
         Receivables:
           Employer contributions                                 94,043          664,248
           Participant contributions                             173,740        1,354,763
                                                          --------------   --------------

             Total assets                                 $1,206,638,024   $1,335,845,141
                                                          ==============   ==============

         Liabilities

         Administrative expenses payable                         219,452          377,820
                                                          --------------   --------------

             Total liabilities                                   219,452          377,820
                                                          --------------   --------------

             Net assets available for plan benefits       $1,206,418,572   $1,335,467,321
                                                          ==============   ==============

   The accompanying notes are an integral part of these financial statements.

                                                                               3
Unicare Savings Plan
Statement of Changes in Net Assets Available for
Plan Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                          2001              2000
       Additions:
         Contributions from participants           $    50,474,300    $    54,290,965
         Contributions from employer                    22,826,653         24,845,756
         Rollover contributions                         23,888,414         19,127,041
         Transfer of plan assets from
           unaffiliated plans                                 --           76,339,834
         Transfer of plan assets from
           affiliated plan                                  19,409               --

       Earnings from investments:
         Interest                                       28,010,406         27,950,825
         Dividends                                      12,828,307         45,117,641
         Change in unrealized net depreciation         (99,644,695)      (175,238,924)
         Realized net (loss) gain on sale
           of investments                               (9,833,630)        42,730,152
                                                   ---------------    ---------------
                                                       (68,639,612)       (59,440,306)
                                                   ---------------    ---------------

             Total additions                            28,569,164        115,163,290
                                                   ---------------    ---------------

       Deductions:
         Distributions to participants or
           their beneficiaries                         123,664,041        153,509,937
         Administrative expenses                           606,063            731,138
         Transfer of plan assets to
           unaffiliated plans                           33,347,809               --
                                                   ---------------    ---------------

             Total deductions                          157,617,913        154,241,075
                                                   ---------------    ---------------

             Net deductions                           (129,048,749)       (39,077,785)

       Net assets available for plan
         benefits, beginning of year                 1,335,467,321      1,374,545,106
                                                   ---------------    ---------------

             Net assets available for plan
               benefits, end of year               $ 1,206,418,572    $ 1,335,467,321
                                                   ===============    ===============

   The accompanying notes are an integral part of these financial statements.

                                                                               4
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The Unicare Savings Plan (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the "Company" or "UNUS") are maintained in the Unilever United States, Inc. Master Savings Trust (the "Trust"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         Eligibility

         Except for certain employees covered by separate bargaining agreements, temporary employees or non-resident aliens, all salaried employees of the Company scheduled to work twenty or more hours a week and certain of its subsidiaries are eligible to participate in the Plan.

         An employee becomes eligible to participate in the Plan on date of hire.

         Contributions

         Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17%. After-tax contributions are deposited in an "after-tax account" and before-tax contributions, are deposited in a "before-tax account". Before-tax contributions are limited to $10,500 for 2001 and 2000. The Company will match, for both before-tax and after-tax contributions, 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings that participants elect to save. All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the "Trust") maintained by the trustee.

         Vesting

         Participants are fully vested in their contributions to their after-tax and before-tax accounts as well as the earnings thereon. Participants are fully vested in all company-matching contributions.

         Forfeitures

         Forfeitures are used to reduce future Company contributions. Forfeited accounts totaled approximately $987 and $121,899 for the years ended December 31, 2001 and 2000, respectively. Forfeitures during 2000 resulted from transfers into the Plan of participants' unvested company contributions from the DiverseyLever Thrift and Savings Plan and the AmeriClean Systems Inc. Thrift and Savings Plan.

         Withdrawals and Distributions

         During employment, participants may withdraw all or part of their after-tax account and earnings thereon once every twelve months.

         Active participants who have attained age 59-1/2 may elect to withdraw any dollar amount up to 100% of the amount of their after-tax and before-tax accounts.

Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their after-tax and before-tax accounts, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

         Investments

         Participants have the option to invest in any of nine funds including the PRIMCO Interest Income Fund, BT Pyramid Equity Index Fund, Fidelity Magellan Fund, PIMCO Total Return Fund, Fidelity Equity Income Fund, Harbor Capital Appreciation Fund, Capital Guardian International Equity Fund, JP Morgan Select Small Company Fund, and the Unilever N.V. Stock Fund. At the participant's discretion, Company matching contributions are invested in any of these nine funds.

         A description of each investment fund is as follows:

         o The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts ("GICs") issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2001 for the contracts range from 4.19% to 8.18%.

         o The BT Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

         o The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

         o The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

         o The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

         o The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

         o The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

         o The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalizations of less than $1.2 billion.

         o The Unilever N.V. Stock Fund is invested in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

                                                                               6
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Loans to Plan Participants

         At the request of the Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants' vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. The interest rate for participant loans is determined at the date on which the loan application is requested. Loans relating to the acquisition or construction of a participant's principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

         Termination

         Upon termination of employment, participants are entitled to all of their vested balances. Retirees of the Unicare Retirement Plan may rollover their lump-sum distributions to the Plan to be invested until they attain age 70-1/2.

         Terminated employees whose vested balances exceed $3,500 at termination may elect to leave their account balances in the Plan until they so request them or attain age 70-1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $3,500 will be subject to an involuntary distribution.

         While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member's account becomes fully vested.

         Other

         During the months of May through November 2001, in connection with the sale by the Company of the Elizabeth Arden business, the Plan transferred $33,347,809 to a new plan sponsor.

         Effective March 31, 2000, two separate Company sponsored plans were merged into the Unicare Savings Plan. The accumulated benefits of the participants of these plans were transferred to the Unicare Savings Plan in March 2000. Subsequent to January 1, 2000, the participants of these plans accumulate benefits under the terms of the Unicare Savings Plan.

         AmeriClean Systems Inc. Thrift and Savings Plan    $41,538,959
         DiverseyLever Thrift and Savings Plan               34,800,875

         At December 31, 2001 and 2000, there were 14,175 and 15,221 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                                               7
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

                                                       December 31,
                                                       ------------
                                                       2001    2000

         PRIMCO Interest Income Fund                  9,245   9,812
         BT Pyramid Equity Index Fund                 7,395   8,551
         Fidelity Magellan Fund                       7,812   8,480
         PIMCO Total Return Fund                      4,443   4,042
         Fidelity Equity Income Fund                  4,623   4,717
         Harbor Capital Appreciation Fund             6,554   7,310
         Capital Guardian International Equity Fund   4,657   5,329
         JP Morgan Select Small Company Fund          3,376   3,608
         Unilever N.V. Stock Fund                     4,851   5,347


         Administration

         The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

         Valuation of Trust Investments

         Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund, are valued based on quoted market prices as of the last business day of the year. Unilever N.V. stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

         The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

         Investment Transactions and Investment Income of the Trust Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

         Purchases and sales of securities are reflected as of the trade date.

         Benefit Payments Benefits are recorded when paid.

         Administrative Expenses

         Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include market values of investments. Actual results could differ from those estimates.

                                                                               8
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

         New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivative instruments and measure those instruments at fair value.

         The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivative instruments to be measured at fair value and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) held by defined-contribution pension plans to be measured at contract value.

         In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of FAS 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined-contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The FAS 133 amendment project is expected to be finalized during 2002. The Plans hold no other material derivative financial instruments at December 31, 2001 or 2000.

                                                                               9
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.       Tax Status of the Plan

         The Plan received a favorable tax determination letter, effective March 29, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                              10
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.       Investments Held by the Trust

         The Trust primarily comprises the assets of the following plans:

         o        Unicare Savings Plan

         o        Savings Plan for Lever Brothers Employees Represented by the
                  ICWUC

         o Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company

         The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2001 and 2000. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant's share of the Trust. On an overall basis, the Plan has a 90% interest in the investments of the Trust as of December 31, 2001 and 2000, respectively.

         The Plan's approximate share of investments held by the Trust at December 31, 2001 and 2000 were as follows:

                                                           2001  2000

         Short-Term Investment Fund                         83%   82%
         Mutual Funds                                       93    92
         Guaranteed Investment Contracts                    83    82
         Synthetic Guaranteed Investment Contracts          83    82
         Unilever N.V. Stock Fund                           88    88
         Loan Fund                                          87    86

         At December 31, 2001 and 2000, the financial position of the Trust was as follows:


                                                               2001              2000
         Assets:
           Investments at fair value:
             Short-term investment fund
               (cost approximates fair value)             $   23,726,778   $   18,376,148
             Mutual funds (cost $769,102,302
               and $833,809,034)                             764,762,887      930,621,594
             Guaranteed investment contracts
               (cost approximates contract value)             60,459,687      121,845,652
             Synthetic guaranteed investment contracts
               (cost approximates contract value)            435,615,806      354,286,716
             Unilever N.V. stock fund (cost $34,543,297
               and $36,639,805)                               45,426,090       54,124,433
             Other investments:
               Loans to participants                          28,703,574       31,423,142
                                                          --------------   --------------

                   Total net investments                  $1,358,694,822   $1,510,677,685
                                                          ==============   ==============

                                                                              11
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows:


                                                                        2001               2000
         Additions:
           Contributions from participants                        $    57,700,320    $    60,143,050
           Contributions from employer net of forfeitures              25,555,536         26,703,423
           Rollover contributions                                      24,852,113         19,667,468
           Transfer of plan assets from other plans                          --           76,339,834
           Transfer of plan assets from affiliated plan                    19,409               --

         Earnings from investments:
           Interest                                                    33,758,960         34,354,490
           Dividends                                                   13,679,947         48,332,840

         Change in unrealized net depreciation                       (107,331,337)      (189,918,856)

         Realized net (loss)/gain on sale of investments              (11,823,870)        46,825,196
                                                                  ---------------    ---------------
              Total additions                                          36,411,078        122,447,445

         Deductions:
           Distributions to participants or their beneficiaries       154,352,282        178,336,511
           Administrative expenses                                        674,439            814,307
           Transfer of Plan assets to unaffiliated Plans               33,367,220               --
                                                                  ---------------    ---------------

              Total deductions                                        188,393,941        179,150,818
                                                                  ---------------    ---------------
              Net deductions                                         (151,982,863)       (56,703,373)

         Net assets:
           Beginning of year                                        1,510,677,685      1,567,381,058
                                                                  ---------------    ---------------
           End of year                                            $ 1,358,694,822    $ 1,510,677,685
                                                                  ===============    ===============


         The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2001 and 2000 was as follows:


                                                  2001              2000

         Investments at fair value as
           determined by quoted market
           prices:

            Mutual funds                     $ (114,735,571)   $ (151,540,031)
            Unilever N.V. stock                  (4,419,636)        8,446,371
                                             --------------    --------------

                    Net depreciation         $ (119,155,207)   $ (143,093,660)
                                             ==============    ==============


         The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2001 and 2000 was as follows:

                                                                              12
Unicare Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Investments that represent five percent or more of Trust net assets as of December 31, 2001 and 2000 were as follows:

                                                            December 31,
                                                  ------------------------------
                                                       2001           2000

          Mutual Funds                             764,762,887   $ 930,621,594
          Guaranteed Investment Contracts           60,459,687     121,845,652
          Synthetic Guaranteed Investment
            Contracts                              435,615,806     354,286,716


5.       Transactions with Related Parties and Parties-in-Interest

         The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means of employees to participate in the potential long-term growth of Unilever.

         Certain Plan investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.       Subsequent Events

         Effective January 1, 2002, four separate company sponsored plans were merged into the Plan.

         Bestfoods Hourly Savings/Retirement Plan              $ 460,586,038
         Slimfast Company Employees Profit Sharing Plan           13,659,085
         International Foods Solutions 401(k) Plan                 5,946,545
         Riverstone, Inc. Savings Plan                                55,548
                                                               -------------

                                                               $ 480,247,216
                                                               =============

                                INDEX OF EXHIBITS
                                -----------------


     Exhibit No.                     Description
     -----------                     -----------
       23.1                Consent of PricewaterhouseCoopers LLP, Independent
                           Accountants.